                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              ___ Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)


                      Deutsche Bank National Trust Company
               (Exact name of trustee as specified in its charter)


300 South Grand Avenue
Los Angeles, California  90071                                        13-3347003
(Address of principal                                           (I.R.S. Employer
executive offices)                                           Identification No.)


                   Aegis Asset Backed Securities Trust 2006-1
               (Exact name of obligor as specified in its charter)

Delaware                                                             Applied For
(State or other jurisdiction of                                 (I.R.S. Employer
Incorporation or organization)                               Identification No.)




c/oWilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware                                                  19890-0001
(Address of principal executive offices)                              (Zip Code)



                              Mortgage-Backed Notes
                       (Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                 ADDRESS
Office of the Comptroller                 1114 Avenue of the
of the Currency                         Americas, Suite 3900
                                    New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on April 15, 2002.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated September 19, 2006.

Exhibit 3 -
Certification of Fiduciary Powers dated September 19, 2006.

Exhibit 4 -
Existing By-Laws of Deutsche Bank National Trust Company as amended dated May 21, 2003.

Exhibit 5 -
Not Applicable.

Exhibit 6 -
Consent of Deutsche Bank National Trust Company required by Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Deutsche Bank National Trust Company, dated as of June 30, 2006.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank National Trust Company, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 24th day of October, 2006.




                   Deutsche Bank National Trust Company
                   By: /s/ Ronaldo Reyes
                      ------------------
                   Ronaldo Reyes
                   Vice President